Exhibit I Required by Item 8 of Schedule 13G

Identification and Classification of Members of the Group

Amundi is a French investment management company organized under the laws of France as a société anonyme with a registered office located at 90 boulevard Pasteur, 75015 Paris, France. It is registered with the Paris Registry of Companies under number 437 574 452. Amundi is a wholly-owned subsidiary of Amundi Group.

Amundi Group is a French holding company, organized under the laws of France as a société anonyme with a registered office located at 90 boulevard Pasteur, 75015 Paris, France. It is registered with the Paris Registry of Companies under number 314 222 902. Credit Agricole S.A., a French bank, holds 73.6% of the stock of Amundi Group.  Amundi Group exercises investment and voting power independently from Credit Agricole S.A. in conformity with the guidance provided in SEC Release 34-39538 (Jan. 13, 1998) and files Schedule 13G independently on that basis.